UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 000-52347

TSINGDA EEDU CORPORATION
(Exact name of registrant as specified in its charter)
No. 39, Block 74, Lugu Rd., Shinjingshan District, Beijing, PR China +45-8842 9181
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.000384 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]

Rule 12g-4(a)(2)	[ ]

Rule 12h-3(b)(1)(i)	[X]

Rule 12h-3(b)(1)(ii)	[ ]

Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 12.

Pursuant to the requirements of the Securities Exchange Act of 1934, Tsingda eEDU Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 25, 2013	By:	/s/ Zhang Hui
Name: Zhang Hui
Title: Chairman and Chief Executive Officer